Exhibit 99.8

Imperial Tobacco Group PLC

Notification of Directors’ and Persons Discharging Managerial Responsibilities’ (PDMRs) Interests pursuant to Disclosure Rules DR 3.1.4(R)(1)(a) and DR 3.1.4(R)(1)(b), a disclosure made pursuant to  Companies Act 1985 Section 324 as extended by Section 328.

Gareth Davis, Robert Dyrbus, David Cresswell, Frank Rogerson, Graham Blashill, Kathryn Brown, Alison Cooper and Matthew Phillips (together, “the Directors and PDMRs”).

Imperial Tobacco Group PLC was today advised that the Trustees of the Company’s Employee and Executive Benefit Trust (“the Trust”) purchased ordinary shares of 10p each in the Company as detailed below and the Directors and PDMRs being potential beneficiaries under the Trust are deemed to have acquired a non-beneficial interest in such shares.

Date of Purchase	Number Purchased	Cost per share
13 February 2007	48,360	£21.9434

The Trustees of the Company’s Employee and Executive Benefit Trust also disposed of ordinary shares of 10p each in the Company as detailed below and the Directors and PDMRs being potential beneficiaries under the Trust are deemed to have disposed of a non-beneficial interest in such shares.

Date Disposed of	Number Disposed of
13 February 2007	143,132

The above disposal was the result of the Trust transferring ordinary shares of 10p each in the Company to six participant Directors and PDMRs in the Company’s Long Term Incentive Plan (LTIP) following the exercise of options granted on 18 November 2006 upon the satisfaction of the performance conditions.

These shares were previously contingent rights for each Director and PDMR.

Name	Number of options exercised and shares acquired
Gareth Davis	47,872
Robert Dyrbus	30,464
David Cresswell	21,760
Frank Rogerson	21,760
Kathryn Brown	10,638
Alison Cooper	10,638

As a result of the above, the Employee and Executive Benefit Trust now holds a total of 1,001,972 ordinary shares of 10p each in the Company.

Imperial Tobacco Group PLC was today also advised that the following directors and PDMRs sold ordinary shares of 10p each in the Company in order, amongst other things, to satisfy their Income Tax liabilities arising on the exercise of options under the LTIP as detailed above.

The respective sales are detailed below: -

Name	Date sold	Price per share (pounds sterling)	Number Sold
Gareth Davis	13 February 2007	£22.03	33,500
Robert Dyrbus	13 February 2007	£22.03	21,500
Graham Blashill	14 February 2007	£21.84	6,000
David Cresswell	13 February 2007	£22.03	19,562
Frank Rogerson	13 February 2007	£22.03	13,922
Kathryn Brown	13 February 2007	£22.03	4,362

The directors’ holdings of ordinary shares as at today’s date are set out below: -

Name	Holding at 14 February 2007	Holding at 30 September 2006
Gareth Davis	366,349	330,289
Robert Dyrbus	236,644	213,944
Graham Blashill	91,343	90,885
David Cresswell	99,916	89,894
Frank Rogerson	104,747	88,831

Copies of our announcements are available on our website www.imperial-tobacco.com

Trevor Williams

Deputy Company Secretary